Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American National Group, Inc.:
We consent to the incorporation by reference in the registration statement (No. 333-160698) on Form S-8 of American National Group, Inc. (formerly American National Insurance Company) of our report dated February 28, 2020, with respect to the consolidated statement of financial position of American National Group, Inc. as of December 31, 2019, the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes and financial statement schedules I to IV (collectively, the consolidated financial statements), which report appears in the December 31, 2020 annual report on Form 10-K of American National Group, Inc.
/s/ KPMG LLP
Houston, Texas
March 4, 2021